UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _______)*

                             Union Bankshares, Ltd.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   9054031011
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                                 (CUSIP Number)

                                Daniel R. Stolzer
                                     KeyCorp
                                127 Public Square
                           Cleveland, Ohio 44114-1306
                                 (216) 689-4110
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 25, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



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*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 9054031011
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 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KeyCorp,  I.R.S. Identification No. 346542451
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]*
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS
     Not Applicable
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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                  7.     SOLE VOTING POWER
  NUMBER OF              0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.     SHARED VOTING POWER
  OWNED BY               846,022**
    EACH          --------------------------------------------------------------
 REPORTING        9.     SOLE DISPOSITIVE POWER
   PERSON                0
    WITH          --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                         0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     846,022 shares**
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     35.10%**
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14.  TYPE OF REPORTING PERSON
     HC, CO
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*    See Item 4.

** Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

ITEM 1.  SECURITY AND ISSUER.

         This statement (the "Statement") relates to the common stock, par value $.001 per share (the "Union Common Stock"), of Union Bankshares, Ltd., a Delaware corporation (the "Company" or "Union").

         The address of the principal executive office of the Company is: Union Bankshares, Ltd., 1825 Lawrence Street, Suite 444, Denver, Colorado 80202.

ITEM 2.  IDENTITY AND BACKGROUND.

         The principal business address of KeyCorp, an Ohio corporation ("Keycorp"), is: 127 Public Square, Cleveland, Ohio 44114-1306. Keycorp is a bank holding company and a financial holding company offering through its subsidiaries a wide range of retail and commercial banking, commercial leasing, investment management, consumer finance and investment banking products and services to individual, corporate and institutional clients.

         (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers, as applicable, of Keycorp is set forth in Exhibit A hereto. Except as otherwise indicated in Exhibit A hereto, each person listed in Exhibit A hereto is a citizen of the United States.

         (d)-(e) During the last five years, none of Keycorp or, to the knowledge of Keycorp, any of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In order to induce Keycorp to enter into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 25, 2002, among the Company, Keycorp, and Buffalo Acquiror Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Keycorp ("Acquiror Sub"), Charles R. Harrison, Bruce
E. Hall and Herman J. Zueck (the "Stockholders") entered into Voting and Support Agreements, dated as of September 25, 2002 with Keycorp (each a "Voting Agreement", and collectively, the "Voting Agreements") with respect to certain shares of Union Common Stock beneficially owned by the Stockholders. No shares of Union Common Stock were purchased by Keycorp pursuant to the Voting Agreements, and thus no funds were used for such purpose. For a description of the Voting Agreements, see "Item 4. Purpose of Transaction" below, which description is incorporated herein by reference in response to this Item 3. Copies of the Voting Agreements are filed as Exhibits B, C, and D hereto, and Exhibits B, C, and D are specifically incorporated herein by reference in response to this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(j) The purpose of Keycorp's entering into the Voting Agreements covering the shares of Union Common Stock to which this Statement relates is to facilitate the consummation of the transactions contemplated by the Merger Agreement. Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement, a copy of which is attached hereto as Exhibit E and which is incorporated herein by reference in its entirety.

         Pursuant to Instructions For Cover Page (2) to this Schedule 13D, the following is a description of the relationship between Keycorp and the Stockholders under the Voting Agreement but is not an affirmation by Keycorp of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the "Act") and Rule 13d-5(b)(1) thereunder.

         In order to induce Keycorp to enter into the Merger Agreement, the Stockholders entered into the Voting Agreements with Keycorp. Pursuant to the Voting Agreement, each of the Stockholders agreed, among other things, to vote their Shares (as defined in the Voting Agreements) and any other shares of capital stock of the Company acquired by them after the date of the Voting Agreements and prior to the termination of the Voting Agreements, (i) in favor of adoption of the Merger Agreement and any other action of the stockholders of the Company requested in furtherance thereof, (ii) against any action or agreement submitted for approval of the stockholders of the Company that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Stockholders in the Voting Agreements and (iii) against any Acquisition Proposal or any other action submitted for approval to the stockholders of the Company that is intended, or could reasonably be expected to, materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Merger or the Voting Agreements.

         Under the Voting Agreements, each Stockholder agreed to grant to Keycorp a proxy to vote the Shares owned beneficially and of record by such Stockholder as indicated in the applicable Voting Agreement if such Stockholder fails for any reason to vote such shares in accordance with the Voting Agreement. In addition, each Stockholder agreed not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any of their Shares or any Shares acquired by the Stockholders after the date of the Voting Agreements.

         The Voting Agreements will terminate upon the earlier of (i) the later of (A) the termination of the Merger Agreement and (B) the date three months from the date of the Voting Agreements and (ii) the Effective Time.

         The transactions contemplated by the Merger Agreement are summarized as follows:

         On September 25, 2002, the Company, Keycorp and Acquiror Sub entered into the Merger Agreement pursuant to which Acquiror Sub will merge with and into Union, with Union as the surviving corporation of the merger (the "Merger"). Pursuant to the Merger, each share of Union Common Stock outstanding immediately prior to the Effective Time will be converted, subject to certain customary exceptions, into the right to receive consideration comprising $22.63 in cash. Following consummation of the Merger, the Company will be a wholly owned subsidiary of Keycorp.

         The Merger is subject to various conditions and regulatory approvals, including prior approval of the Federal Reserve Bank and Colorado Division of Banking, approval of the stockholders of the Company, and the satisfaction of other customary terms and conditions in the Merger Agreement. Keycorp's obligation to consummate the merger is also subject to the effectiveness of certain employment agreements, separation and non-competition agreements and waiver agreements with certain current officers and directors of the Company and its banking subsidiary, Union Bank & Trust (the "Bank"), a Colorado state chartered bank.

         Keycorp expects that subject to the receipt of regulatory approval and the expiration of applicable waiting periods, it will merge the Bank with a wholly owned banking subsidiary of Keycorp ("Keybank").

         The foregoing descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B, C, D and E hereto, and such exhibits as specifically incorporated by reference in response to this Item 4.

         Except as set forth in this Statement, the Voting Agreements and the Merger Agreement, none of Keycorp or, to the best of Keycorp's knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As a result of the Voting Agreements, Keycorp may be deemed to beneficially own 846,022 shares of Union Common Stock which constitutes, based upon information provided by the Company and set forth in the Merger Agreement, approximately 35.10% of the outstanding shares of Union Common Stock. Keycorp, however, hereby disclaims beneficial ownership of such shares of Union Common Stock, and this Statement shall not be construed as an admission that Keycorp is, for any or all purposes, the beneficial owner of the securities covered by this Statement.

         Except as set forth in this Item 5, none of Keycorp or, to the best of Keycorp's knowledge, any of the individuals named in Exhibit A hereto beneficially own any shares of Union Common Stock.

         (b) Pursuant to the Voting Agreements, Keycorp may be deemed to have shared power to vote 846,022 shares of Union Common Stock with the Stockholders.

         Keycorp may be deemed to share the power to vote 475,232 shares of Union Common Stock with Charles R. Harrison. Charles R. Harrison is a United States citizen whose business address is: 1825 Lawrence Street, Suite 444, Denver CO 80202. His present principal occupation or employment is Chairman of the Board and Chief Executive Officer of the Company.

         Keycorp may be deemed to share the power to vote 111,552 shares of Union Common Stock with Herman J. Zueck. Herman J. Zueck is a United States citizen whose business address is: 100 Broadway, Denver CO 80203. His present principal occupation or employment is President and Director of the Company, and Chairman of the Board of Directors and Chief Executive Officer of the Bank.

         Keycorp may be deemed to share the power to vote 259,238 shares of Union Common Stock with Bruce E. Hall. Bruce E. Hall is a United States citizen whose business address is: 1825 Lawrence Street, Suite 444, Denver CO 80202. His present principal occupation or employment is Vice President, Treasurer, Secretary and Director of the Company.

         However, Keycorp (i) is not entitled to any rights as a stockholder of the Company as to the shares of Union Common Stock that are subject to the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Union Common Stock that are covered by the Voting Agreements.

         To the knowledge of Keycorp none of Charles R. Harrison, Herman J. Zueck, and Bruce E. Hall, during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

         (c) Except with respect to the transactions contemplated by the Voting Agreements and the Merger Agreement which are described in response to Item 4 above and incorporated herein by reference, none of Keycorp or to the best of Keycorp's knowledge, any of the individuals named in Exhibit A hereto, has effected any transaction in Union Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement, in
Item 4 are qualified in their entirety by reference to the respective agreements and documents, as the case may be. Copies of the Voting Agreements are filed hereto as Exhibits B, C and D and a copy of the Merger Agreement is filed hereto as Exhibit E. Exhibits B, C, D and E are specifically incorporated herein by reference in answer to this Item 5.

         (d) Except as set forth in this Item 5, no other person is known by Keycorp to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Union Common Stock that may be deemed to be beneficially owned by Keycorp.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         See "Item 4. Purpose of Transaction" for a description of the Voting Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements and documents, as the case may be. Copies of the Voting Agreements are filed hereto as Exhibits B, C, and D and a copy of the Merger Agreement is filed hereto as Exhibit E. Exhibits B, C, D and E are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A       Directors and Executive Officers of Keycorp.

         Exhibit B       Voting and Support Agreement, dated as of September 25,
                         2002, between KeyCorp and Charles R. Harrison.

         Exhibit C       Voting and Support Agreement, dated as of September 25,
                         2002, between KeyCorp and Herman J. Zueck.

         Exhibit D       Voting and Support Agreement, dated as of September 25,
                         2002, between KeyCorp and Bruce E. Hall.

         Exhibit E       Agreement and Plan of Merger, dated as of September 25,
                         2002, among Union Bankshares, Ltd., KeyCorp and Buffalo
                         Acquiror Sub, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                Dated: October 3, 2002


                                                KEYCORP



                                                By: /s/ Daniel R. Stolzer
                                                   ----------------------------
                                                Name:  Daniel R. Stolzer
                                                Title: Vice President and
                                                       Associate General Counsel

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                     KEYCORP

         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of KeyCorp ("Keycorp") is set forth below. Except as set forth below, each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is KeyCorp, 127 Public Square, Cleveland, OH 44114-1306. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Keycorp.


Name and Business            Present Principal Occupation or Employment
-----------------            ------------------------------------------

Directors
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Henry L. Meyer, III          Chairman of the Board, President, Chief Executive
                             Officer

Thomas C. Stevens            Vice Chairman of the Board, Chief Administrative
                             Officer, Secretary

Cecil D. Andrus              Chairman, Andrus Center for Public Policy, Boise
                             State University

William G. Bares             Chairman, President and Chief Executive Officer,
                             The Lubrizol Corporation

Edward P. Campbell           President and Chief Executive Officer, Nordson
                             Corporation

Carol A. Cartwright          President, Kent State University

Alexander M. Cutler          Chairman and Chief Executive Officer, Eaton
                             Corporation

Henry S. Hemingway           President, Hemingway Enterprises, Inc.; President,
                             Town & Country Life Insurance Company, a subsidiary of Hemingway Enterprises, Inc.

Charles R. Hogan             President and Chief Executive Officer, Citation
                             Management Group

Name and Business            Present Principal Occupation or Employment
-----------------            ------------------------------------------

Shirley A. Jackson, Ph.D.    President, Rensselaer Polytechnic Institute

Douglas J. McGregor          President and Chief Operating Officer, Burlington
                             Industries, Inc.

Eduardo R. Menasce*          President, Verizon Enterprise Solutions Group, a
                             division of Verizon Communications

Steven A. Minter             President and Executive Director, The Cleveland
                             Foundation

Bill R. Sanford              Chairman, SYMARK, LLC and Executive Founder and
                             Retired Chairman, President and Chief Executive
                             Officer, STERIS Corporation

Ronald B. Stafford           Partner, Harris Beach LLP; Member of New York State
                             Senate since 1966

Dennis W. Sullivan           Executive Vice President, Parker Hannifin
                             Corporation

Peter G. Ten Eyck, II        President, Indian Ladder Farms



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*    Citizen of Argentina.

Name and Business            Present Principal Occupation or Employment
-----------------            ------------------------------------------

Executive Officers
------------------

Henry L. Meyer, III          Chairman, President, and Chief Executive Officer

Thomas C. Stevens            Vice Chairman, Chief Administrative Officer, and
                             Secretary

Thomas W. Bunn               Senior Executive Vice President

R. B. Heisler, Jr.           Executive Vice President; Chairman and Chief
                             Executive Officer of KeyBank National Association

Thomas E. Helfrich           Executive Vice President

Lee G. Irving                Executive Vice President and Chief Accounting
                             Officer

Jack L. Kopinsky             Senior Executive Vice President

Robert G. Rickert            Executive Vice President

Jeffrey B. Weeden            Senior Executive Vice President and Chief Financial
                             Officer